THIRD AMENDMENT TO

RIGHTS AGREEMENT

This Third Amendment to Rights Agreement, effective as of January 11, 2013 (this “Amendment”), is entered into by and between Live Nation Entertainment, Inc. (formerly known as Live Nation, Inc.), a Delaware corporation (the “Company”), and Computershare Shareowner Services LLC (successor to The Bank of New York Mellon), as rights agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement, dated as of December 21, 2005 (as amended by the First Amendment to the Rights Agreement, dated February 25, 2009, between the Company and the Rights Agent, and the Second Amendment to the Rights Agreement, effective as of September 23, 2011, between the Company and the Rights Agent, the “Rights Agreement”) (capitalized terms used herein but not defined shall have the meanings ascribed to them in the Rights Agreement);

WHEREAS, the Company has entered into the Stockholder Agreement, dated February 10, 2009 (the “Stockholder Agreement”), with Liberty Interactive Corporation (formerly, Liberty Media Corporation, “LIC”) and Liberty USA Holdings, LLC;

WHEREAS, on September 23, 2011, Liberty Media Corporation, a Delaware corporation (“Liberty”), was substituted for LIC for all purposes under the Stockholder Agreement (including, without limitation, being deemed a “Liberty Party” thereunder);

WHEREAS, pursuant to Amendment No. 1 to the Rights Agreement, dated February 25, 2009, between the Company and the Rights Agent, the definition of “Excluded Person” in the Rights Agreement was amended to include, subject to certain limitations, the Liberty Parties (as defined in the Stockholder Agreement);

WHEREAS, Liberty has notified the Company pursuant to Section 3(c) of the Stockholder Agreement that Liberty intends to effect a spin-off (the “Spin-Off”) of its wholly-owned subsidiary Liberty Spinco, Inc. (“Spinco”), as a result of which Spinco will beneficially own all of the shares of Common Stock beneficially owned by Liberty at the time of the Spin-Off;

WHEREAS, upon completion of the Spin-Off, as provided in the Stockholder Agreement, Spinco will be substituted for Liberty for all purposes under the Stockholder Agreement (including, without limitation, being deemed a “Liberty Party” thereunder) from and after the effective date of the Spin-Off;

WHEREAS, Liberty has informed the Company that prior to the completion of the Spin-Off, Liberty will change its name to “Starz” and Spinco will change its name to “Liberty Media Corporation;”

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement, without the approval of any holder of Rights, in order to, among other things, make the provisions of the Rights Agreement inapplicable to a particular transaction pursuant to which a person would otherwise become an Acquiring Person;

WHEREAS, the Company desires to amend the Rights Agreement, on the terms set forth herein, to, consistent with the terms and conditions of the Stockholder Agreement, substitute Spinco and its Affiliates in the definition of “Excluded Person” under the Rights Agreement in place of Liberty and its Affiliates, subject to Spinco’s and its Affiliates’ compliance with the Stockholder Agreement; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Amendment.

(a)	Section 1(n) of the Rights Agreement shall be amended and restated, as of immediately prior to the completion of the Spin-Off, in its entirety as follows:

“Excluded Person” means, as the context may require, each, any and all of the following:

(i) each Company Entity;

(ii) any Person who or that has reported Beneficial Ownership of Common Stock on Schedule 13G under the Exchange Act, but only if and for so long as: (A) such Person is the Beneficial Owner of less than 20% of the shares of Common Stock then outstanding, (B) such Person satisfies the criteria set forth in both Rule 13d-1(b)(1)(i) and Rule 13d-1(b)(1)(ii) of the General Rules and Regulations under the Exchange Act and (C) such Person has not reported and is not required to report such ownership on Schedule 13D under the Exchange Act; and

(iii) each of (A) Liberty Media Corporation, (B) LMC Events, LLC and (C) each Affiliate of Liberty Media Corporation that acquires record ownership of any Equity Securities (as such term is defined in the Stockholder Agreement, dated February 10, 2009 (the “Liberty Stockholder Agreement”), among the Company, Ticketmaster Entertainment, Inc., Liberty Interactive Corporation (formerly known as, Liberty Media Corporation) and Liberty USA Holdings, LLC) subject to the limitations and conditions set forth in the Liberty Stockholder Agreement, in the case of a Person described in (B) or (C), until such time as such Person is not an Affiliate of Liberty Media Corporation or ceases to have record ownership of any Equity Securities (collectively, the “Spinco Parties”), in each case, so long as the Spinco Parties’ “Beneficial Ownership” of Equity Securities does not exceed the “Applicable Percentage” (as such terms are defined in the Liberty Stockholder Agreement); provided, that no Spinco Party shall cease to be an Excluded Person (x) by reason of a purchase of shares of Common Stock in excess of the Applicable Percentage to the extent such purchase is in a Rights Offering (as defined in the Liberty Stockholder Agreement) or an offer that was made generally available to holders of equity securities of the Company, or (y) as a result of the exercise or exchange of Rights held by a Spinco Party.

(b)	The Rights Agreement shall be amended to change the name of the Rights Agent from “The Bank of New York Mellon” to “Computershare Shareowner Services LLC” in all places where it appears.

Section 2. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state; provided, however, that the rights, duties and obligations of the Rights Agent hereunder shall be governed by and construed in accordance with the laws of the State of New York.

Section 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 4. No Modification. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date first set forth above.

Attest:	LIVE NATION ENTERTAINMENT, INC.
By: /s/ Eric Lassen	By: /s/ Michael G Rowles

Name: Eric Lassen Title: Senior Vice President Assistant Secretary	Name: Michael G Rowles Title: Executive Vice President General Counsel and Secretary
Attest:	COMPUTERSHARE SHAREOWNER SERVICES LLC
By: /s/ Eon Canzius	By: /s/ Joe Varca

Name: Eon Canzius Title: Vice President	Name: Joe Varca Title: Managing Director